

May 26, 2010

Curtis W. Mewbourne
President and Director
Mewbourne Development Corporation
3901 South Broadway
Tyler, Texas 75701

> **Re:** **Mewbourne Energy Partners 09-A, L.P.**
> **Registration Statement on Form 10**
> **Filed April 30, 2010**
> **File No. 0-53959**

Dear Mr. Mewbourne:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed April 30, 2009

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere.

2. The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

3. We advise you of the requirement to update the financial statements of Mewbourne Energy Partners 09-A, L.P. and Mewbourne Development Corporation for the most recent interim periods. Please refer to Regulation S-X, Rule 3-12 for further guidance.

4. Please provide updated disclosure with each amendment.

Business, page 2

General, page 2

5. Please explain in better detail the Program. For example:
   - You discuss on pages 12 and 16 the management fee paid by the Partnership to MD and the administrative expenses allocated to the Partnership by MOC. It appears that you discuss the Partnership and the Program synonymously. Please explain the difference between the management services performed by MD and the administrative services performed by MOC. Explain the difference between the rights and obligations of the Program and the rights and obligations of the Partnership.
   - You state on page 11 that "MD and its affiliates will contribute oil and gas leases and sell other property to the Program and the Partnership." Please explain the difference between leases and property held by the Program versus leases and property held by the Partnership. What kind of interest does the registrant have in these leases and properties in each case?
   - You state on page 13 that "The Partnership's financial statements reflect its respective proportionate participation in the Program." Discuss the other participants of the Program and their proportionate interest.

6. We note the chart of your "ownership structure" on page 2. Please address the following:
   - Please revise to include the abbreviations that you use throughout the filing, such as "MOC" for Mewbourne Oil Company and "Registrant" or "Partnership" for Mewbourne Energy Partners 09-A, L.P.
   - You state that Mewbourne Development Corporation has no equity interest in the registrant, but the chart appears to indicate otherwise. Please explain.
   - In the narrative preceding the chart, please explain all entities depicted, such as Mewbourne Securities, Inc., Program Wells and Curtis W. Mewbourne.
   - Please revise the chart to show the limited and general partner interests in the registrant that are owned by the private placement investors.
   - It is unclear whether the ownership structure is to be read from left to right or from top to bottom. For example, does "Curtis W. Mewbourne or affiliates" and "Mewbourne Operated Joint Ventures or Partnerships" own the Program Wells, or does MOC own the Program Wells? Based on the chart, what is the registrant's relationship to the Program Wells?
   - Please indicate by footnote or otherwise that Curtis W. Mewbourne is the Chairman and President of MD, which is the registrant's managing partner.

Proposed Operations, page 3

7. In this section, please explain in better detail the nature of the "interest" that the registrant holds in the thirteen wells.

Market and Competitive Risks, page 5

8. Please provide a description of the types of companies against which you compete in the oil and gas industry.

Organization and Related Party Transactions, page 11

9. Please disclose the approximate number of partnerships that MD manages, and the approximate number of partnerships for which MD is a general partner.

10. We note your statement that "[i]n the ordinary course of business, MOC will incur certain costs that will be passed on to well owners of the well for which the costs were incurred. The Partnership will receive its portion of these costs based upon its ownership in each well incurring the costs." We further note that MOC was reimbursed for such costs. Please state whether Mewbourne Energy Partners 09-A, L.P. incurred any such costs, and, if so, quantify these costs.

Certain Relationships and Related Transactions, page 16

11. We note your disclosure that you engaged in transactions with Mewbourne Development Corporation in the amount of $188,515 for administrative and general expense, management fees, and payment of well charges and supervision charges in accordance with standard industry operating agreements. Please disclose the amount of each related party transaction.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief